 Free Writing Prospectus

Filed Pursuant to Rule 433

SAMSON OIL & GAS ANNOUNCES 61% INCREASE IN PROVED RESERVE VOLUME & EXTENDS RIGHTS OFFER

Denver 1600 hours May 14th, Perth 0700 hours May 15th, 2013

Samson Oil & Gas Limited (ASX: SSN; NYSE MKT: SSN) announced a 61% increase in the independent estimate of its Proved Reserve since January 1st and an extension of its ongoing shareholders rights offering to May 24th in the U.S. and May 31st in Australia.

Rights Offering

As previously announced, Samson is undertaking an infill development drilling program in its North Stockyard and Rainbow Projects, located in the heart of the North Dakota Bakken oil play. This development program is being undertaken adjacent to existing production and has been expected to add significant oil production and reserves to Samson, including the improvement in Proved Reserve announced today. The recently commenced simultaneous drilling of four development wells is being financed, in part, by Samson’s recently completed and ongoing equity offerings.

Following the Company’s recent $3.3 million direct registered offering of ADS and warrants to US institutional investors, Samson’s Board of Directors determined to make the same offer as a registered Rights Offer in order to be fair to all Samson shareholders. The Rights Offer is being made to holders of ordinary shares traded on the ASX and to holders of American Depositary Shares (ADSs) traded on the NYSE MKT

In light of persistent delays in delivery of the printed prospectuses to U.S. holders, however, and to permit shareholders to consider a series of recent positive developments announced by the Company, including the 61% increase in Proved Reserve detailed below, Samson has decided to extend the Rights Offer until Friday, May 24th in the US and until Friday May 31st in Australia, 2013 and to issue this release explaining some of the reasons for that extension.

Recent positive developments

•	A 61% increase in the Proved Reserve bought about by the addition of the Rainbow Project and an additional proved location in North Stockyard Field. (See below)
•	Acquisition of the Rainbow Project in North Dakota, which gives operational flexibility, such that the drilling rig can alternate between the multiple wells pads being used on both projects. This will allow reserve attribution to occur in one project whilst the other is being drilled.
•	Commencement of the developmental drilling program in the North Stockyard Field, the results of which are expected to be reported by the Company in the next 3 months.

Pricing considerations

Because of Samson’s share structure, the Rights Offer is required to be priced in Australian currency and as underlying ordinary shares (each ADS traded on the NYSE MKT represents 20 underlying shares). Accordingly, the price set for the Rights Offer was 2.5 cents Australian per underlying ordinary share. At the time the US prospectus was filed, the exchange rate was $1.0457 per Australian dollar, which translated to an Offer Price of $0.52 per ADS. Since that time, the Australian dollar has weakened, to $0.9989 per Australian dollar as at the date of this release, which translates to an Offer price of $0.50 per ADS. The actual pricing of the ADSs will be determined by the exchange rate shortly after the close of the Rights Offer in Australia, which is now being extended to May 31st.

 Free Writing Prospectus

Filed Pursuant to Rule 433

Under the Rights Offer, for every 3 ordinary shares or 3 ADSs owned on April 8, 2013 shareholders are entitled to receive one new ordinary share or one ADS and 0.4 of an option for an ordinary share or a warrant for an ADS, respectively.

The exercise prices for the ordinary share options and the ADS warrants are set out in the table below.

While Samson cannot advise individual shareholders as to whether they should exercise their rights to purchase shares and options (warrants) under the Rights Offer, the Company does consider it important that all shareholders are informed of the potential benefits that could accrue from such an exercise. For example, using the widely-accepted Black-Scholes method for valuing warrants, Samson estimates the May 14th, 2013 value of 0.4 of a US warrant to be approximately 10 cents and for the Australian option approximately 0.05 cents. A summary of the referenced Black-Scholes calculations are attached to this release.

	ADS Warrants	Ordinary Share Options
Exercise Price	US$0.76	A$0.038
Black-Scholes Value per warrant/option	US$0.241	A$0.012
Black-Scholes Value per share purchased (0.4)	US$0.096	A$0.005

Shareholders should be aware, however, that the Black-Scholes calculation produces a theoretical valuation only and there can be no guarantee that the options will trade at or above this valuation or that exercise of the warrants will yield such an amount. As with Samson’s other securities, the market price of the warrants will fluctuate in line with market conditions generally as well as factors specific to Samson and its business.

US shareholders were required to pay a conversion fee of $0.01 per ADS issued by the depository bank. Samson was able to reduce this fee by 50% to $0.005 per ADS issued by the depository bank.

In light of the foregoing, and considering recent market prices for the ADSs and the ordinary shares, Samson believes that the Rights Offer may hold significant value for its shareholders. Shareholders should nevertheless read the Prospectus or Prospectus Supplement before making a decision to understand all the risks and benefits associated with such an investment. Shareholders may also wish to seek professional investment advice if and to the extent they consider it appropriate.

Summary

To summarize, for the reasons noted above, Samson’s Directors have determined to extend the deadline for subscribing to the Rights Offer to 5.00pm Friday 31st, May 2013 (AWST) in Australia and to 5.00pm Friday 24th, May 2013 (EST) in the USA.

 Free Writing Prospectus

Filed Pursuant to Rule 433

Shareholder enquiries

In the USA Samson has engaged Georgeson Inc. to assist Shareholders with the procedures for exercise of their Rights. Eligible shareholders should call the shareholder hotline (1.800.223.2064) with any questions, including issues with delays in the delivery of your printed prospectus, which is also available online at www.sec.gov.

US shareholders may also call Samson’s Investor Relations Manager, Erin Cherrington, at 303 298 0369 for assistance.

If US shareholders ADSs are held in a U.S. brokerage account, then it is likely that the shares are held by the broker in “street name.” In such an event, that broker should be able to assist you in exercising your Rights.

Event	Date Australian market	Date USA market
Announcement of Offer	22 March 2013	22 March 2013
Record Date to determine entitlements to New Shares and New Options (Rights)	8 April 2013	8 April 2013
Prospectus and Entitlement and Acceptance Forms dispatched	9 April 2013	9 April 2013
Last day for acceptance and payment (Closing Date)	31 May 2013	24 May 2013
New Shares and New Options quoted on ASX on deferred settlement basis	3 June 2013	3 June 2013
Issue of New Shares / New Options and dispatch of holding statements	10 June 2013	10 June 2013
Trading in New Shares commences	11 June 2013	11 June 2013
Trading in New Options commences	11 June 2013	Not listed

 Free Writing Prospectus

Filed Pursuant to Rule 433

Samson today announced that based on reports from Ryder Scott Company (RSC), an independent petroleum reserves engineering consulting firm, its Proved reserve has increased from 1.05 MMBOE as at December 31st, 2012 to 1.69 MMBOE as at April 30th, 2013, representing an increase of 61%.

Proved Reserve

The North Stockyard field spacing order agreed by the North Dakota Industrial Commission in early January 2013, resulted in an additional Proved Undeveloped well location being added to the Proved Reserve attributable to Samson as at April 30th 2013.

In addition, we asked RSC to estimate the Proved Reserve associated with the Rainbow Project in North Dakota which was acquired by Samson on April 15th, 2012.

In its reserve reports dated April 30th, 2013, RSC estimated Samson’s reserves as follows:

	PDP		PUD		PROVED
	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $
Company, Apr 30th	603.7	$14.947	528.1	$5.133	1,131.6	$20.079
Rainbow, Apr 30th			561.2	$3.532	561.5	$3.532
Total	603.7	$14.947	1,089.3	$8.665	1,692.8	$23.612

This compares to the Proved Reserve position as at December 31st, 2012 which was:

	PDP		PUD		PROVED
	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $
Company, Dec 31st	652.9	$16.834	398.0	$4.155	1,050.9	$20.989

Comparing the December 31st, 2012 estimate and the current position is as follows:

	PDP MBOE	PUD MOBOE	PROVED MBOE
Change	-8%	+174%	+61%

This comparison reflects a modest decrease in both the value and the volume associated with the Proved Developed Producing reserves due to production, commodity price depreciation and the acreage trade associated with the Rainbow acquisition, but there has been a significant increase in the Proved Un-developed reserves which will now be subject to the proposed infill development drilling program.

Probable Reserves

Samson estimated its April 30th, 2013 Probable reserves for the North Stockyard and Rainbow projects assuming that all of the 30 available locations in both projects were drilled. This represents 11 additional wells in North Stockyard and 14 additional wells in Rainbow outside of those included in RSC’s estimate of Proved reserve.

	PROVED		PROBABLE		PROVED AND PROBABLE
	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $	MBOE	NPV 10 Million $
April 30th, 2013	1,692.8	$23.612	3,278.0	$28.547	5,270.9	$52.159

 Free Writing Prospectus

Filed Pursuant to Rule 433

Notes to Reserves Estimates

MBOE is one thousand barrels of oil equivalent

PDP is Proved Developed Producing

PUD is Proved Un-Developed

NPV 10 is Net Present Value at 10% discount rate

The reserves quoted in this release were estimated based on the definitions and disclosures guidelines contained in the Society of Petroleum Engineers, World Petroleum Council, American Association of Petroleum Geologists and Society of Petroleum Evaluation Engineers Petroleum Resources Management Systems.

Pricing

These estimates have used the SEC pricing model which is based on the average prices during the 12 month period prior to the ending date of the report. These prices are $81 per bbl. for oil and $5.77/mcf for gas,

About Samson Oil & Gas Limited

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange MKT under the symbol "SSN". Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 2,813 million ordinary shares issued and outstanding, which would be the equivalent of 141 million ADSs. Accordingly, based on the NYSE MKT closing price of US$0.49 per ADS on May 14th, 2013 the Company has a current market capitalization of approximately US$68.9 million. Correspondingly, based on the ASX closing price of A$0.024 on May 14th, 2013, the Company has a current market capitalization of A$67 million.

SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any of Samson’s securities, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful without registration or qualification under the securities laws of the jurisdiction. While Samson has filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed Rights Offering to its shareholders, that offering will be made only by means of a prospectus. The U.S. prospectus and prospectus supplement for the Rights Offering are available at www.sec.gov/edgar/searchedgar/webusers.htm. The Australian prospectus is available at www.asx.com.au. A copy of the U.S. prospectus and prospectus supplement may be obtained from the information agent, Georgeson Inc. at (800)-213-0473.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the prospectus and prospectus supplement for the Rights Offering as well as the Company's report to the U.S. Securities and Exchange Commission on Form 10-K, which are available at www.sec.gov/edgar/searchedgar/webusers.htm.

 Free Writing Prospectus

Filed Pursuant to Rule 433

BLACK-SCHOLES CALCULATION

OF VALUE FOR WARRANTS

TO BE ISSUED TO ADS HOLDERS

The table below represents Samson’s internal valuation for the Warrants that are to be issued with the ADRs through this Rights Offer. The following explains the assumptions that were used in determining the value of these warrants.

•	Stock Price – The quoted stock price on May 14th, 2013.

•	Exercise Price – The stated exercise price per the terms of the Rights Offer.

•	Term – The stated life of the Warrant per the terms of the Rights Offer.

•	Volatility – To measure the volatility, we used the historical closing stock price over a frequency (4 years) equal to the option's expected term.

•	Annual Rate of Quarterly Dividend – None

•	Discount Rate – The average of the 5-year Treasury Yield (0.65) and 3-year Treasury (0.30).

Black-Scholes Pricing Model

Input Variables	Shares (A$)	ADSs (US$)
Stock Price	$0.024	$0.49
Exercise Price	$0.038	$0.76
Term(in years)	4.00	4.00
Volatility	80.90%	80.90%
Annual Rate of Quarterly Dividends	0	0
Discount Rate - Bond Equivalent Yield	0.475%	0.475%

Call Option Value	$0.012	$0.241